                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
          For the fiscal year ended December 31, 1999

     or

     [_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
          For the transition period from ______ to ______

                        Commission File Number 0-19614


                     H.D. VEST, INC. SALARY SAVINGS TRUST

                                H.D. VEST, INC.
        6333 North State Highway 161, Fourth Floor, Irving, Texas 75039

H.D. Vest, Inc.
Salary Savings Trust

Financial Statements
As Of December 31, 1999 And 1998,
And Supplemental Schedule
As Of December 31, 1999

Together With Report Of Independent Public Accountants

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            -------------------------------------------------------



                                                                  Page(s)
                                                                  -------
Report of Independent Public Accountants                             2

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1999 and 1998                                   3

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1999                               4

Notes to Financial Statements                                     5-10

Supplemental Schedule of Assets Held for Investment Purposes
  as of December 31, 1999                                           11

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
H.D. Vest, Inc. Salary Savings Trust:

We have audited the accompanying statements of net assets available for plan benefits of the H.D. Vest, Inc. Salary Savings Trust (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements, and the supplemental schedule referred to below, are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Arthur Andersen, LLP
                                                        ------------------------
                                                        Arthur Andersen, LLP

Dallas, Texas,
  June 14, 2000

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------

                       AS OF DECEMBER 31, 1999 AND 1998
                       --------------------------------



                                             1999        1998
                                          ----------  ----------
ASSETS:
  Investments, at fair market value-
    Equity and debt mutual funds          $4,321,877  $2,311,766
    Governmental securities fund             114,077      55,670
    Company stock fund                       323,417     201,219
    Money market fund                         59,092      36,624
    Loan fund                                163,368     118,421
    Holding account                                -      21,232
                                          ----------  ----------

          Total investments                4,981,831   2,744,932
                                          ----------  ----------

RECEIVABLES:
  Participant contributions                   63,535      17,477
  Employer matching contributions             21,240       3,496
  Accrued income                                   -         410
                                          ----------  ----------

          Total receivables                   84,775      21,383
                                          ----------  ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $5,066,606  $2,766,315
                                          ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income-
      Net unrealized appreciation in market value of investments  $1,476,544
      Interest and dividends                                          35,824
    Contributions-
      Participant                                                    942,789
      Employer match                                                 330,284
      Rollovers                                                      100,599
                                                                  ----------

          Total additions                                          2,886,040
                                                                  ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Withdrawals and benefits paid to participants
      and beneficiaries                                              585,749
                                                                  ----------

          Total deductions                                           585,749
                                                                  ----------

NET INCREASE IN NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                                    2,300,291

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                2,766,315
                                                                  ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                     $5,066,606
                                                                  ==========

   The accompanying notes are an integral part of this financial statement.

                     H. D. VEST, INC. SALARY SAVINGS TRUST
                     -------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1999
                               -----------------


1.   PLAN DESCRIPTION:
     ----------------

General
-------

The H.D. Vest, Inc. Salary Savings Trust (the "Plan") is a defined contribution retirement plan established by H.D. Vest, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company who are age 21 or older and have completed six months of service are eligible to participate. The Plan entry dates are January 1, April 1, July 1, and October 1 of each year. The Plan, which became effective January 1, 1993, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan's trustee is Wilmington Trust. The trustee is designated to hold and invest plan assets for the benefit of plan participants in accordance with the terms of the plan agreement. In addition, the Plan's record keeping responsibilities were performed by Sedgewick, Noble, Lowndes for the year ended December 31, 1998. During 1999, Sedgwick, Noble, Lowndes was acquired by Milliman and Robertson, Inc., who is currently performing the recordkeeper function. The Plan administrator is the Benefit Plan Advisory Committee consisting of three employees of the Company. This committee is responsible for Plan oversight.

Employer Contributions
----------------------

     Matching - The Company provided a matching contribution equal to 20% of each participant's contribution for the calendar year 1998. Effective January 1, 1999, the Plan was amended to provide Company matching contributions as follows:

               Matching Percentage                Service
               -------------------      -------------------------------

                      20%               6 months to 3 years of service
                      40%               3 to 5 years of service
                      60%               5 years of service or more

     Matching contributions were $330,284 in 1999.

     Discretionary - Any amount deemed appropriate by the Company. No discretionary contributions were made in 1999.

     Nonelective - The Company, at its sole discretion, may contribute an amount which it designates as a qualified nonelective contribution. There were no nonelective contributions in 1999.

Participant Contributions
-------------------------

Eligible employees can contribute up to 15% of their annual compensation each calendar year, not to exceed $10,000 per participant in 1999. Participant contributions, including rollovers, were $1,043,388 in 1999.

Vesting
-------

Participants are immediately vested in their voluntary contributions and Company contributions.

Benefits
--------

In general, participants are eligible to receive vested benefits upon reaching the normal retirement age of 65, upon death (benefits are paid to a participant's beneficiary), upon permanent disability, upon termination of employment, or upon termination of the Plan. Participants are entitled to receive 100% of their account balance. There were $10,656 of requested but not paid benefits owed to participants at December 31, 1999.

Participant Accounts
--------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, related employer matching contributions, rollover contributions, if any, and an allocation of Plan income, gains, and losses. Allocations are based on participant's proportional share of investment earnings.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee and employer matching contributions in any increment into the eight investment options. A description of each investment option is provided below:

     Putnam Money Market Fund - This fund invests primarily in money market instruments. The investment objective is to seek maximum current income to the extent consistent with stability of principal.

     Kemper U.S. Government Securities Fund - The fund invests primarily in Government National Mortgage Association certificates of the modified pass-through type. The fund may invest in the entire range of maturities of fixed-income securities.

     Kemper-Dreman Small Cap Value - The fund invests at least 65% of its assets in equity securities of companies with market capitalization of less than $1 billion. It invests primarily in common stocks of companies that the advisor determines to have low price to earnings ratios, reasonable returns on equity and sound finances. The fund may invest up to 20% of its assets in sponsored American Depository Receipts.

     Massachusetts Investors Trust A Fund - The fund invests primarily in common stocks and convertible securities, emphasizing securities that are considered to be of high or improving quality. The fund may invest up to 35% of its assets in foreign securities, and a portion of the fund's assets may be held in debt securities and cash equivalents.

     Oppenheimer Global Fund - The fund invests primarily in common stocks issued by companies domiciled in at least three countries or securities of cyclical industries. The fund may use special investment techniques, such as hedging.

     Putnam Voyager Fund - The fund invests primarily in common stocks. Preferred stocks, debt securities, and convertible issues may also be held. The fund generally invests largely in the securities of smaller and less-seasoned companies.

     Putnam International Growth Fund - The fund invest approximately 65% of its assets in equity securities of companies located outside of North America. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets. It may engage in various hedging strategies.

     H.D. Vest Stock Fund - This fund invests in H.D. Vest, Inc. common stock. Any stock so acquired is purchased on the open market.

Loans to Participants
---------------------

The Plan allows for a participant to borrow from his or her participant account. A loan to a participant may not exceed 50% of the participant's vested benefit and cannot exceed $50,000. Loans are repayable through payroll deductions over periods ranging up to 60 months with a minimum loan amount of $1,000. If the purpose of the loan is to acquire or construct the primary residence of the participant, the period of repayment may be extended to ten years. The interest rate is determined by the Plan Administrator and is equal to the prime rate plus 1%. The interest rate is fixed over the life of the note. At December 31, 1999 and 1998, the Plan had $163,368 and $118,421, respectively, in loans outstanding issued with rates of interest ranging from 8.75% to 9.50% and 9.00% to 9.75%, respectively. Interest income on loans is directly allocated to the fund from which the loan funds were originally borrowed and is included in Interest and dividends on the Statement of Changes in Net Assets Available for Plan Benefits. Interest income on all loans was approximately $12,489 for the year ended December 31, 1999.

Plan Amendments
---------------

Effective January 1, 1999, the Plan was amended to allow employees to be eligible for the Plan after six months of employment. Further, the Plan was amended to increase the amount of matching contributions made by the Company to 40% for employees with three to five years of service and 60% for employees with greater than three and less than five years of service. The Plan administrator does not believe these amendments will cause the Plan to be in noncompliance with the applicable requirements of the Code.

                                     --8-

Expenses of the Plan
--------------------

All expenses related to the administration and operation of the Plan, including but not limited to legal, brokerage, and accounting fees, are paid by the Company, and amounted to $98,032 for the year ended December 31, 1999. The Plan is not responsible for reimbursing the Company for expenses paid by the Company on behalf of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

Marketable securities are stated at fair market value. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
----------------

Certain 1998 amounts have been reclassified to conform with the 1999 presentation.

Recently Issued Accounting Pronouncement
----------------------------------------

On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP"), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs by investment option and certain other previously required disclosures. The Plan adopted the SOP in 1999. As a result, certain disclosures related to 1998 amounts have been conformed to the presentation permitted by the SOP.

3.  DISCLOSURE OF SIGNIFICANT ASSETS:
    --------------------------------

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998, are as follows:


                                                     1999        1998
                                                  ----------  ----------
          Kemper-Dreman Small Cap Value           $  358,246  $  214,486
          Massachusetts Investors Trust A Fund       439,621     249,031
          Oppenheimer Global Fund                    916,759     456,901
          Putnam Voyager Fund                      2,239,005   1,233,928
          Putnam International Growth Fund           368,246     157,420
          H.D. Vest Stock Fund                       323,417     201,219

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,476,544 as follows:

          Equity and debt mutual funds            $1,421,711
          Governmental securities fund                (3,947)
          Company stock fund                          58,780
                                                  ----------

                                                  $1,476,544
                                                  ==========

4.  TAX STATUS:
    ----------

The Internal Revenue Service determined and informed the Company, by a letter dated April 21, 1998, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.  PLAN TERMINATION:
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants may elect to receive their account balance as soon as administratively possible.

6.  RELATED-PARTY TRANSACTIONS:
    --------------------------

The Company's broker-dealer subsidiary has selling agreements with Oppenheimer Funds, Putnam Investments, Kemper Funds and Massachusetts Financial Services (collectively, the "Fund Groups") pursuant to which the broker-dealer sells mutual funds and other products of the Fund Groups. The broker-dealer receives commissions for the sale of the Fund Groups' products. The Company receives other compensation from the Fund Groups to help defray costs of training and educating registered representatives of the broker-dealer. In addition, the Plan invests in the stock in the Company. Accordingly, the Fund Groups and the Company qualify as parties-in-interest.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements and the Form 5500:

                                                                   December 31,
                                                                      1999
                                                                   ------------

     Net assets available for plan benefits per the financial
       statements                                                   $ 5,066,606

     Amounts allocated to withdrawing participants                      (10,656)
                                                                    -----------

     Net assets available for plan benefits per the Form 5500       $ 5,055,950
                                                                    ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   December 31,
                                                                      1999
                                                                   ------------

     Distributions to participants per the financial statements    $    585,749

     Amounts allocated to withdrawing participants at
       beginning of period                                              (23,039)

     Amounts allocated to withdrawing participants at
       end of period                                                     10,656
                                                                   ------------

     Distributions to participants per the Form 5500               $    573,366
                                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------

         SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         ------------------------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                               EIN:  75-2154244
                               ----------------

                                  PLAN # 001
                                  ----------

     (a)                         (b)                             (c)                               (e)

                       Identity of Party Involved       Description of Investment              Current Value
------------           --------------------------       --------------------------             -------------
     *                 Putnam Money
                         Market Fund                    Money Market, mutual fund                $    59,092

     *                 Kemper U.S. Government
                         Securities Fund                Mutual Fund, fixed income                    114,077

     *                 Kemper-Dreman Small
                         Cap Value                      Mutual Fund, stock and debt                  358,246

     *                 Massachusetts Investors
                         Trust A Fund                   Mutual Fund, growth stock and debt           439,621

     *                 Oppenheimer Global Fund          Mutual Fund, growth stock and debt           916,759

     *                 Putnam Voyager Fund              Mutual Fund, growth stock and debt         2,239,005

     *                 Putnam International             Mutual Fund, international stock             368,246
                         Growth Fund                        and debt

     *                 H.D. Vest Stock Fund             H.D. Vest, Inc., common stock
                                                           par value $.05 per share                  323,417

     *                 Loan Fund                       Loans to Participants, interest rates
                                                           ranging from 8.75% to 9.50%               163,368

* Column (a) indicates each identified person/entity known to be a party-in-interest.

    This supplemental schedule lists assets held for investment purposes at
     December 31, 1999, as required by the Department of Labor's Rules and
                   Regulations for Reporting and Disclosure.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    H.D. VEST INC. SALARY SAVINGS TRUST


                                        /s/ Tim O'Brien
                                    By: ________________________________
                                        Tim O'Brien
                                        Member of the Benefit
                                        Plan Advisory Committee